Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267028

Prospectus Supplement No. 5

(to Prospectus dated September 1, 2022)

Fast Radius, Inc.

Up to 14,643,920 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus, dated September 1, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267028). This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in Current Report on Form 8-K that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 14, 2022, which is set forth below.

The Prospectus and this prospectus supplement relate to the sale of up to 14,643,920 shares of our common stock (“Common Stock”), which may be resold from time to time by Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“Lincoln Park” or the “selling stockholder”). We are not selling any Common Stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares of Common Stock by the selling stockholder, except with respect to amounts received by us upon the sale of shares of Common Stock to Lincoln Park.

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus, including any supplements or amendments thereto.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.

On November 9, 2022, we received written notice from the staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that it had determined that our Common Stock and Warrants (the “Securities”) would be delisted from Nasdaq. Trading of the Securities was suspended at the opening of business on November 18, 2022 and a Form 25-NSE was filed with the SEC, which removed the Securities from listing on Nasdaq. Our Common Stock and public Warrants began trading on the OTC Pink Marketplace on November 18, 2022 under the symbols “FSRDQ” and “FSRDQW”, respectively.

In reviewing this prospectus supplement, you should carefully consider the matters described under the heading “Risk Factors” in the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 14, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 08, 2022

Fast Radius, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40032	85-3692788
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

113 N. May Street
Chicago, Illinois		60607
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 319-1060

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on November 7, 2022, Fast Radius, Inc. (together with its subsidiaries, “Fast Radius” or the “Company”) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code. The filing was made in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Chapter 11 proceedings are being jointly administered under the caption In re Fast Radius, Inc., et al., Case No. 22-11051 (the “Chapter 11 Cases”).

On December 8, 2022, the Company entered into an Asset Purchase Agreement (the “Purchase Agreement”) with SyBridge Digital Solutions LLC (the “Purchaser”) to sell substantially all of the Company’s assets to the Purchaser pursuant to a sale conducted under Section 363 of the U.S. Bankruptcy Code (the “Asset Sale”). The Purchase Agreement provides for total consideration of approximately $15,850,000 consisting of up to (i) $13,321,000 in cash (the “Purchase Price”), (ii) $450,000 of accounts receivable and (iii) the assumption of certain liabilities of the Company. The Purchase Price less any previously paid deposit is payable in cash upon the consummation of the Asset Sale.

The Asset Sale is subject to the final order of the Bankruptcy Court. On December 12, 2022, the Bankruptcy Court approved the Asset Sale to Purchaser pursuant to the Purchase Agreement. Consummation of the Asset Sale is now expected to occur on or around December 16, 2022.

The Purchase Agreement contains customary representations, warranties, covenants and closing conditions that are subject to certain limitations.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional information regarding the Asset Sale and the Company’s reorganization under Chapter 11 of the U.S. Bankruptcy Code can be found in the main case docket for the Chapter 11 Cases. The Company cautions that trading in its securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. Based upon the current proceeds available from the Asset Sale pursuant to the Purchase Agreement, after payment to the Company’s superpriority lenders, the other secured lenders and the payment of other liabilities, there will not be any proceeds available for distribution to the holders of the Company’s common stock.

Item 1.03 Bankruptcy or Receivership.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This current report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “scales,” “representative of,” “valuation,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this current report on Form 8-K, including but not limited to: (i) the Company’s ability to obtain timely approval of the Bankruptcy Court with respect to motions filed in the Chapter 11 Cases, including the Bankruptcy Court’s approval of the Asset Sale to the Purchaser; (ii) objections to the pleadings filed that could protract the Chapter 11 Cases; (iii) the Bankruptcy Court’s rulings in the Chapter 11 Cases, including the outcome of the Chapter 11 Cases generally; (iv) the Company’s ability to obtain a timely sale of all of its assets or approval of a plan of reorganization, including the ability to consummate the Asset Sale of substantially all of the Company’s assets to the Purchaser; (v) the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; (vi) the Company’s ability to continue to operate its business during the pendency of the Chapter 11 Cases; (vii) employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; (viii) the effectiveness of the overall restructuring activities pursuant to the Chapter 11 Cases and any additional strategies the Company may employ to address its liquidity and capital resources; (ix) the actions and decisions of creditors and other third parties that have an interest in the Chapter 11 Cases; (x) increased legal and other professional costs necessary to execute the Company’s restructuring; (xi) the Company’s ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of theChapter 11 Cases; (xii) the trading price and volatility of the Company’s common stock and warrants and the effects of the delisting from The Nasdaq Stock Market; (xiii) litigation and other risks inherent in a bankruptcy process; (xiv) the impact of uncertainty regarding the Company’s ability to continue as a going concern on our liquidity and prospects; and (xv) risks related to our ability to secure working capital. The foregoing list of factors is not exhaustive. Additionally, the Chapter 11 Cases may result in holders of the Company’s securities receiving no value for their interests. Because of such a possibility, the value of these securities is highly speculative and may pose substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders thereof in the Chapter 11 Cases. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities. You should carefully consider the foregoing factors and the other risks and uncertainties more fully described in Fast Radius’ filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2021 and Forms 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 and other periodic reports. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Fast Radius assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Fast Radius does not give any assurance that it will achieve its expectations.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
10.1	Asset Purchase Agreement, dated December 8, 2022, by and among SyBridge Digital Solutions LLC, Fast Radius, Inc., Fast Radius Operations, Inc. and Fast Radius Pte. Ltd.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fast Radius, Inc.

Date:	December 14, 2022	By:	/s/ Pat McCusker
Pat McCusker President and Interim Chief Financial Officer